Exhibit 99.1

Lianhe Sowell International Group Ltd

(incorporated under the laws of the Cayman Islands)
(NASDAQ: LHSW)

NOTICE OF CANCELLATION OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the proposed extraordinary general meeting of shareholders (the “Meeting”) of Lianhe Sowell International Group Ltd (the “Company”) which was originally scheduled to be held on March 25, 2026, at 10:00 p.m. Eastern Time (or March 26, 2026, at 10:00 a.m. Beijing time) has been cancelled.

On March 22, 2026, the Board held a board meeting and approved the cancellation of the Meeting.

The notice of the cancellation of the Meeting will be sent or made available to shareholders on or about March 24, 2026.

By Order of the Board of Directors,

/s/ Yue Zhu
Yue Zhu
Chairman of the Board of Directors

March 24, 2026